

S 17017954

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SEC Mail Processing Section
JUN 28 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-01-2016 (MM/DD/YY) AND ENDING 04-30-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K.W. Chambers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Overschmidt 314-236-2464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purk & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd, Suite 2000	St. Louis	MO	63117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. Chambers & Co., as of April 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission Number 13519333
My Commission Expires Jan 30, 2021

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report

K.W. CHAMBERS & CO.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2017


Purk
& Associates, P.C.

CPAs and Business Advisors

Achieve More.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001
www.purkpc.com

Contents

Page


Purk
& Associates, P.C.

CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of *K.W. Chambers & Co.* (the "Company," a Missouri corporation) as of April 30, 2017, and the related statements of income, changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of *K.W. Chambers & Co.'s* management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *K.W. Chambers & Co.* as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I – Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1, Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 and Statement Pursuant to Rule 15c3-3 (collectively, "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of *K.W. Chambers & Co.*'s financial statements. The supplementary information is the responsibility of *K.W. Chambers & Co.*'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Purk & Associates, P.C.

St. Louis, Missouri
June 27, 2017

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001



FINANCIAL STATEMENTS

K.W. CHAMBERS & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2017

Current Assets		
Cash and cash equivalents	$	73,006
Receivable from brokers or dealers		74,537
Prepaid expenses		34,899
Other receivables		332
Total Current Assets		182,774
Current Liabilities and Ownership Equity		
Accounts payable and accrued liabilities		33,534
Payable to brokers or dealers		49,970
Income taxes payable		6,245
Deferred tax liability		3,975
Total Current Liabilities		93,724
Common stock, $1.00 par value; 30,000 shares authorized; 17,500 shares issued		17,500
Additional paid-in capital		27,018
Retained earnings		58,532
		103,050
Less: treasury stock, at cost; 4,500 shares		(14,000)
Total Ownership Equity		89,050
Total Current Liabilities and Ownership Equity	$	182,774

K.W. CHAMBERS & CO.

STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2017

Revenues		
Commissions	$	24,186
Revenue from investment sales of mutual funds and 12b-1 fees		574,323
Insurance and other		1,401,000
Interest income		8,772
Total Revenues		2,008,281
Expenses		
Employee compensation and benefits		255,308
Commissions		1,442,897
Occupancy and equipment		16,500
Technology and communications		40,364
Other expenses		233,249
Total Expenses		1,988,318
Income Before Income Taxes		19,963
Income Tax Expense		6,603
Net Income	$	13,360

K.W. CHAMBERS & CO.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED APRIL 30, 2017

	Shares of Common Stock		Common Stock	Additional Paid-In	Retained	Treasury	Total Ownership
	Issued	Treasury	Issued	Capital	Earnings	Stock	Equity
Balance - May 1, 2016	17,500	(4,500)	$ 17,500	$ 27,018	$ 45,172	$ (14,000)	$ 75,690
Net Income	-	-	-	-	13,360	-	13,360
Balance - April 30, 2017	17,500	(4,500)	$ 17,500	$ 27,018	$ 58,532	$ (14,000)	$ 89,050

The accompanying notes are an integral part of these financial statements.

K.W. CHAMBERS & CO.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2017

Cash Flows from Operating Activities	
Net income	$ 13,360
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income tax expense (benefit)	(113)
Changes in assets and liabilities	
Receivable from brokers or dealers	8,862
Prepaid expenses	(228)
Other receivables	(332)
Accounts payable and accrued liabilities	19,134
Payable to brokers or dealers	(6,970)
Income taxes payable	5,460
Total Adjustments	25,813
Net Cash Provided by Operating Activities	39,173
Cash Flows from Financing Activities	
Payments on note payable	(20,254)
Net Cash Used in Financing Activities	(20,254)
Net Increase in Cash and Cash Equivalents	18,919
Cash and Cash Equivalents - Beginning of Year	54,087
Cash and Cash Equivalents - End of Year	$ 73,006
Supplemental Disclosures of Cash Flow Information	
Income taxes paid	$ 1,613

NOTES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of the Business

K.W. Chambers & Co. (the "Company"), was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas, and Tennessee. The Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash deposits in financial institutions are covered by FDIC insurance which is subject to certain limitations and conditions.

Receivables

Receivables primarily consist of commissions receivable from mutual funds and insurance companies and are collectible in less than one year. Management has evaluated the collectability of these receivables and has determined that no allowance for doubtful accounts is necessary.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. The Company files its income tax returns using the cash basis of accounting.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740-10, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination on a more likely than not basis based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has analyzed the tax positions taken and concluded that as of April 30, 2017, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in fiscal year 2017. Federal and state income tax returns are subject to examination by the respective taxing authorities, generally for three years after they were filed.

Subsequent Events

Management has evaluated the impact on the financial statements, if any, of subsequent events through June 27, 2017.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $37,695 which was $12,695 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 2.49 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. LEASE

The Company leases its office space on a month-to-month basis from an entity related by common ownership. Rent expense was $16,500 for the year ended April 30, 2017.

5. CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The Company received commission income of $258,094 and paid expenses of $166,947 to the related party.

Additionally, the Company received $8,844 in rebates from the related party based upon the volume of trades processed and also received $9,517 of interest income from the related party associated with the Company's client account balances.

Included in the accounts payable and accrued liabilities at April 30, 2017 was $13,534 payable to this related party. This amount was due within 30 days.

7. INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

Current	$	6,716
Deferred		(113)
	$	6,603

The income tax provision differs from expense that would result from applying federal and state statutory rates to income (loss) before income taxes (benefit) primarily due to permanent differences related to the non-deductible portion of meals and entertainment expenses.

Deferred income tax assets and liabilities are recognized for certain income and expenses that are recognized in different periods for income tax and financial statement purposes. Temporary differences result primarily from accrual to cash adjustments for income tax purposes as the Company is on the cash basis of accounting for income tax purposes. These temporary differences result in recognition of a deferred tax liability of $3,975 as of April 30, 2017. No valuation allowance is considered necessary because deferred tax liabilities are considered more likely than not of being realized.

Income taxes paid during the fiscal year ended April 30, 2017 were as follows:

Federal	$	1,256
State		357
	$	1,613

ADDITIONAL INFORMATION

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5

K.W. CHAMBERS & CO.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED APRIL 30, 2017

Schedule 1

Computation of Net Capital

Total ownership equity	$	89,050
Deductions and/or changes		
Nonallowable assets		
Prepaid expenses		34,899
Other receivables		332
Receivable from brokers or dealers		15,437
Net capital before haircuts on securities positions		38,382
Haircuts on securities positions		687
Net capital	$	37,695

Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$	33,534
Payable to brokers or dealers		49,970
Income taxes payable		6,245
Deferred tax liability		3,975
Total aggregate indebtedness	$	93,724

Computation of Basic Net Capital Requirement

Minimum net capital required	$	25,000
Excess net capital	$	12,695
Percentage of aggregate indebtedness to net capital		249%

The Company's net capital of $37,695 is $12,695 in excess of the $25,000 minimum net capital requirement of the National Futures Association.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by K.W. Chambers & Co. and included in the Company's unaudited Part IIA FOCUS report filing as of April 30, 2017.

Statement Pursuant to Rule 15c3-3

The Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(II). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended April 30, 2017, which were agreed to by *K.W. Chambers & Co.*, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating *K.W. Chambers & Co.'s* compliance with the applicable instructions of Form SIPC-7. *K.W. Chambers & Co.'s* management is responsible for *K.W. Chambers & Co.'s* compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2017, noting the following exceptions:

Item No. Per Form SIPC-7	Amount Per Form SIPC-7	Amount Per Form X-17A-5	Variances
2a	$2,008,281	$2,008,281	$ 0
2c(1)	1,984,095	1,984,095	0
2c Total Deductions	1,984,095	1,984,095	0
2d	24,186	24,186	0
2e	60	60	0

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences between adjustments per Form SIPC-7 and the support schedules for listed deductions: revenue from the sale of investment company shares, account supervision and investment advisory fees, revenue from the business of insurance, and other revenue not related to the securities business.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC-7 Supporting Schedule) supporting the adjustments noting no differences.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment to apply.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of *K.W. Chambers & Co.*, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Pink & Associates, P.C.

St. Louis, Missouri
June 27, 2017



CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) *K.W. Chambers & Co.* (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which *K.W. Chambers & Co.* claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) *K.W. Chambers & Co.* stated that *K.W. Chambers & Co.* met the identified exemption provisions throughout the most recent fiscal year without exception. *K.W. Chambers & Co.*'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about *K.W. Chambers & Co.'s* compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Purk & Associates, P.C.

St. Louis, Missouri
June 27, 2017

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

K.W. CHAMBERS & CO.

Investment Securities Since 1961

7800 Forsyth Blvd., 5th Floor
St. Louis, MO 63105
(314) 236-2444
Fax (314) 236-2443

EXEMPTION REPORT

Broker or Dealer

Name:	K.W. Chambers & Company
Address:	7800 Forsyth Blvd, 5th Floor, St. Louis, Missouri 63105
Telephone:	(314) 236-2400
SEC Registration No.:	8-10533
FINRA Registration No.:	1432

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption under SEC Rule 15c3-3 under section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
- The above-mentioned broker or dealer met the identified exemption provision for the period May 1, 2016 to April 30, 2017 without exception.

Signature: 

Name: Greg Overschmidt

Title: President


SIPC